Exhibit 99.3
AGREEMENT

In consideration of my designation as a member of the Board of Directors of Good Times Restaurants Inc. (the “Company”) within thirty days of my purchase of at least 500,000 shares of the Company’s common stock from Small Island Investments, and my receipt of confidential information with respect to the Company, I hereby agree that for the period ending the earlier of September 30, 2015 or the date upon which I cease being a Director of the Company, neither I nor any affiliate of mine, shall (i) acquire any shares of capital stock of the Company which would increase my direct or indirect ownership to more than 1,500,000 shares, or (ii) participate in or encourage, directly or indirectly, through the provision of information or otherwise, any transaction intended to result in a change of control of the Company, defined as a change in majority of the members of the Board of Directors, without the consent to such acquisition or participation by the Board of Directors of the Company.   For purposes of this Agreement, the Hoak family interests and their investment in the Company do not constitute an affiliate.

This Agreement may be executed in counterparts electronically.

_______________________________
Robert Stetson

May __, 2013

Good Times Restaurants, Inc.

By:  ____________________________
Boyd Hoback, President

May __, 2013